UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 4)*

                      Damen Financial Corporation
-------------------------------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
-------------------------------------------------------------------------------
                     (Title of Class of Securities)


-------------------------------------------------------------------------------
                             (CUSIP Number)

                Paul J. Duggan - Jackson Blvd Fund, Ltd,
                    53 W. Jackson, Chicago IL 60604
                             (312) 294-6440
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                                12/5/97
-------------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (12-91) Page 1 of 12

                                 SCHEDULE 13D

  CUSIP NO.                                                  PAGE 2 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          246,400
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             116,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          246,400
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          116,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      246,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.589%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 2 of 12

                                 SCHEDULE 13D

  CUSIP NO.                                                  PAGE 3 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Fund, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             116,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          116,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      116,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.57%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 3 of 12

                                 SCHEDULE 13D

  CUSIP NO.                                                  PAGE 4 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             116,000
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          116,000
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      116,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.57%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 4 of 12

                                 SCHEDULE 13D

  CUSIP NO.                                                  PAGE 5 OF 12 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      IL
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH

------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




SEC 1746 (12-91) Page 5 of 12

ITEM 1.  SECURITY AND ISSUER
         -------------------
     This Schedule 13D relates to the shares of common stock, par value $.01 pr share (the "Common Stock" or the "Shares"), of Damen Financial Corporation (the "Company"), with its principal executive offices located at 200 West Higgins Road, Schaumburg, IL 60195-3780.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------
     This Schedule 13D is being filed by the following reporting persons:

     (i)   Paul J. Duggan ("Duggan")
     (ii)  Jackson Boulevard Fund, Ltd. (" Jackson Fund")
     (iii) Jackson Boulevard Equities, L.P. ("Jackson Equity")

     Jackson Fund, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity, a limited partnership organized under the laws of the state of Illinois. Jackson Equity is a private investment partnership engaged in the purchase and sale of securities for investment for its own account. Jackson Fund is in the business of serving as the general partner of Jackson Equity and other investment
partnerships.   Paul J. Duggan ("Duggan") is the sole stockholder and an
officer and director of Jackson Fund. The business address of Jackson Fund and Jackson Equities is 53 West Jackson Boulevard, Suite 400, Chicago, IL 60604.

     Jackson Fund, Jackson Equity, and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------
     As of December 8, 1997, Jackson Equity was the owner of record and the beneficial owner of 116,000 shares. The source of funds used by Jackson Equity to purchase the shares  was Jackson Equity's working capital.  Jackson
Equity, from time to time, borrows funds through customer margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

     Jackson Fund has a 3% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan has invested as a limited partner in Jackson Equity.

     As of December 8, 1997, Duggan was the owner of record and the beneficial owner of 246,400 shares. The source of funds used by Duggan to purchase the shares was Duggan's working capital. Duggan, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Duggan's obligations under the margin accounts are secured by the marginable equity securities owned by Duggan. Duggan owns 2.9% of Jackson Equity as a Limited Partner.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------
     Jackson Boulevard Equities, L.P. and Duggan have previously indicted their interest in influencing management. Such interest was indicated in the amended 13-D of February 3, 1997.

     Jackson Boulevard Equities, L.P. and Duggan hereby supplement their 13-D by the addition of the following information:

     On December 5, 1997, Mr. Duggan wrote to the members of the Company's Board of Directors to advise that he and Jackson Boulevard Equities, L.P. were disappointed with Damen's continued poor performance, and that the failure of the Company's Board of Directors and management to perform could not continue. A copy of Mr. Duggan's letter is attached as Exhibit 1.

     The Company suffers from excess capital, a poor dividend policy, and failure to carry out a successful stock buy-back program and the improper filing of tax returns (which led to the failure to make a successful return of capital dividend).

     Mr. Duggan, Jackson Boulevard Equities, L.P., and Jackson Boulevard Fund, Ltd. ask that the Board and management immediately reduce salaries, hire an investment banker to market the company for sale, look for a merger partner, and implement numerous other items per the list included in the letter (Exhibit 1).

     Duggan, Jackson Boulevard Equities, L.P., and Jackson Boulevard Fund, Ltd. feel that the Board and management have proven their inability to manage the company and therefore should put it up for sale.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------
     (a)  Number and Percentage
          ---------------------
          Duggan owns 246,400 shares representing 7.59% of the outstanding shares.

          Jackson Equity beneficially owns 116,000 shares representing 3.57% of the outstanding shares. Jackson Fund beneficially owns 116,000 shares.

      (b) Power to Vote/Dispose of Shares
          -------------------------------
          Duggan has the sole power to vote or to dispose of any of his shares and the shared power to vote and dispose of JBE shares.

          Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 116,000 shares.

          Jackson Fund (as the general partner of Jackson Equity) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Fund has the shared power to vote and the shared power to dispose of 116,000 shares.

      (c) Transactions in the Last 60 Days
          --------------------------------
          The following table details the transactions by Jackson Equity and Duggan within the 60 days period prior to the date of filing of this Schedule 13D.

                                                       Type
     Seller/Buyer        Date   Amount   Price    of Transaction
     ------------        ----   ------   -----    --------------
Jackson Equity/ Duggan                                 None


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER
         ---------------------------
     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------
     None.

OTHER.  AGREEMENT REGARDING JOINT FILING
        --------------------------------
     The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, $.01 par value, of Damen Financial Corporation, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned.

                               SIGNATURES
                               ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 8, 1997


                         JACKSON BOULEVARD EQUITIES, L.P.

                         By:  JACKSON BOULEVARD FUND, LTD.,
                                 General Partner


                                By: /s/ Paul J. Duggan
                                    ---------------------------
                                    Paul J. Duggan, President


                         JACKSON BOULEVARD FUND, LTD.


                                By: /s/ Paul J. Duggan
                                    ---------------------------
                                    Paul J. Duggan, President



                         PAUL J. DUGGAN


                                By: /s/ Paul J. Duggan
                                    ---------------------------
                                    Paul J. Duggan, an individual

                                   December 5, 1997





The Board of Directors
Damen Financial Corp.
200 West Higgins Road
Schaumburg, IL 60195-3780

To the Board:

     I am in receipt of your press release of October 23, 1997 regarding Damen Financial Corporation. My attitude is one of continued disappointment.

     I have recently been approached by several southside banks who are interested in acquiring Damen. I have also had corporate activists and other funds inquire about my shares. I have resisted all overtures to date in an effort to let Damen find it's own style and/or niche in the public market.

     Damen recently became a two-year-old public institution. Jackson Boulevard Fund has been very patient with its investment and given Damen adequate time to find its own style. However at this point we have lost patience with management and its Board of Directors.

     I have gone through the exercises of comparing Damen to many of its contemporaries in the Chicago area. My simple analysis is as follows: When compared to the competition at Hemlock, Preferred, and Park Federal, Damen has the highest efficiency ratio, the lowest interest margin, the lowest return on equity, the lowest return on assets and the lowest percentage price increase during 1997. As they say, "the proof is in the pudding", Damen Financial's Management and it's Board of Directors has failed terribly.

     It appears to me that the company is clearly going backwards. Net earnings per share (exclusive of the SAIF special assessment) were 17 cents per share for the quarter ended September 30, 1996 and now, a year later, are only 16 cents per share.

Page Two
Damen Financial Corp.
December 5, 1997



     The efficiency ratio for the twelve months ended September 1997 has gone to 70.84% up from the previous years 61.11%.

     The Modified Dutch Auction obviously was not the answer. The investing community is amazed that Damen would have turned down an opportunity to repurchase shares in price ranges from $11.50 to $12.00 a share so they could later convert to a national bank and buy shares back at $14.75. This makes no sense at all, upsets the investment community, and is indicative of poor financial advice and management.

     Damen has now admitted what I have understood to be a fact all along, i.e. Damen will not be granted the right to pay a one time special return of capital (tax free dividend). The IRS has failed to approve Damen's application because Damen filed consolidated tax returns.

     I remind you of our first meeting in the Fall of 1995. I asked Mr. Gartner not to file a consolidated return, but to file an extension and seek advice on that issue. Mr. Gartner indicated at that time that he was anxious to file a tax return. Apparently, he did so without seeking advice of competent counsel and, accordingly, has caused Damen to lose an opportunity to deal with its excess capital.

     This single act has caused Damen to lose its best chance to reduce capital and enhance shareholder value. Who is responsible? Mr. Gartner? Your CPA firm? Your law firm?

     I have previously requested that Damen add two seats to its board in order to add people with sophisticated financial backgrounds. Management and Damen's Board of Directors has ignored the suggestion to add two seats. I feel Damen currently suffers from an excess of outside advice from lawyers and poor inside advice from directors and management.

     Ultimately, the Board of Directors is responsible and liable for the actions of its elected officers. The Board is also compensated in part with options which are tied to the price of the stock. The advice offered by Jackson Boulevard Fund, e.g. re: buybacks and dividends, would have helped the share price and enhanced the value of management's and directors stock and stock options as well as all outside shareholders. All the advice to date has been ignored to the detriment of all shareholders.

     I feel Damen's stock should trade at 130% of book value or $19.00 or more per share. This would put Damen at parity with its peer group (over capitalized thrifts with 16 to 20% capital). This valuation change will only come with drastic changes.

Page Three
Damen Financial Corp.
December 5, 1997


     Based on the continuing poor operating results, poor return on equity, and failure to increase the shareholder's value using any yardstick, I think it is now time for Damen to take drastic measures.

     I feel the Board of Directors should implement or instruct management to take the following steps:

        1)  Immediate reduction in all management salaries.
        2) Consideration of an immediate decision to hire an investment banker to market the company for sale.
        3) Look to find an immediate merger partner among Chicago area thrifts such as Alliance or Park Federal.
        4) Consider selling out to a local or regional bank in a stock transaction.
        5) Pay a one-time dividend of $1.00. This should be a substantially tax-free return of capital.
        6) Increase the dividend to 20 cents per quarter (as a method to deal with excess capital).
        7)  Move for immediate sale of the Schaumburg facility.
        8)  Sell the original Damen branch.
        9) Obtain competent advice to manage a stock buy back program. The stock buy back program continues to be a dismal failure.
       10) Streamline operations to bring Damen efficiency ratio in line with its competitors.
       11) Increase the Board of Directors by 2 or more individuals to add financial sophistication.

     I look forward to meeting with you to discuss these issues.

                                   Very truly yours,



                                   Paul J. Duggan, President
                                   Jackson Boulevard Fund, Ltd.

     PJD/sr

     cc:  Ms. Mary Beth Stull
          Ms. Carol Diver
          Mr. Nick Raino
          Mr. Edward Tybor
          Ms. Janine Poronsky
          Mr. Charles Caputo
          Mr. Gerald Gartner